SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

August 7, 2012

VIA EDGAR

John Ganley, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America
Post-Effective Amendment No. 4 to Registration Statement on Form N-2
File No. 333-166636

Dear Mr. Ganley:

On behalf of Business Development Corporation of America (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 2, 2012 with respect to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (File No. 333-166636) (the “Registration Statement”), filed with the Commission on June 15, 2012. The Staff’s comment is set forth below and is followed by the Company’s response.

1. We note that the total return swap with Citibank, N.A. has a notional value of $50 million and that the Company, through June 1, 2012, had raised approximately $62 million. Due to the size of the total return swap in relation to the amount of assets held by the Company, please tell us why:

•	the total return swap is not akin to the Company investing more than 25% of its assets in a single issuer which would require the inclusion of financial statements of such issuer; and

Response: In order to respond to this comment, we believe it is helpful to better explain the total return swap agreement (“TRS”) that the Company entered into with Citibank, N.A. (“Citi”) on July 13, 2012 with a focus on the amount of exposure that the Company has under the TRS.

A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the total return swap, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable rate. The TRS effectively adds leverage to the Company’s portfolio by providing investment exposure to a basket of securities without owning or taking physical custody of such securities. The TRS enables the Company, through its ownership of 405 Sub, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citi.

John Ganley, Esq.

August 7, 2012

The full notional value of the TRS is $50 million, but the Company’s exposure to the TRS is generally limited to the amount that the Company contributes to 405 Sub in connection with the TRS. Generally, that amount will be the amount that 405 Sub is required to post as cash collateral for each loan (which in most instances is approximately 25% of the market value of a loan at the time that such loan is purchased). Therefore, while it is true that the notional amount of the Agreement is $50 million, the $50 million represents the value of the loans underlying the TRS and does not represent an investment in Citi or an exposure to Citi equal to $50 million.

Assuming that the Company posts collateral equal to 25% of each TRS loan, the maximum amount of cash collateral posted would be $12.5 million ($50 million x 25%), or approximately 17.5% of the Company’s portfolio fair value as of June 30, 2012 as reflected in the Company’s most recent Quarterly Report on Form 10-Q, filed on August 6, 2012. As the Company raises additional proceeds in its public offering and uses such proceeds to invest in loans in portfolio companies, this percentage will decrease.

In order for the Company to face exposure beyond this level requires that the TRS loans themselves depreciate in value (most likely due to the increased probability that an issuer defaults) and the Company elects to increase the amount of collateral posted at Citi to support such depreciation. While there is always the possibility that these loans may default, the Company’s exposure to loss is tied to the ability of the issuers of the TRS loans to make payments pursuant to such loans and remain compliant with the terms of such loans. These conditions are entirely unrelated to Citi or its financial condition.

In addition, the Company’s deposit with Citi is currently insured through the Transaction Account Guarantee program (the “TAG Program”) which insures all bank deposits in checking accounts above the $250,000 coverage already provided by the FDIC. While the TAG Program is set to expire on December 31, 2012, the U.S. Congress is considering whether to extend the TAG Program beyond December 31, 2012. Even if such extension is not approved, the Company expects that it will raise additional proceeds through its public offering and apply a substantial portion of such proceeds in investments in portfolio companies prior to December 31, 2012, which will further reduce the Company’s exposure to the TRS.

Further, we note that the TRS loans are senior secured loans, a class of loans with historical default rates of 3.8% and recovery rates of 65.6%, according to JP Morgan Research. In other words, by the very nature of the fact that the loans are senior loans that are fully collateralized, to the extent there are defaults, the Company would expect that a large portion of the default would ultimately be recovered, which would limit the exposure the Company has to the defaulting issuers. The Company’s exposure to losses in the event that one or more TRS loans default is identical to the risk of loss that the Company faces with respect to the loans it holds directly in its portfolio.

John Ganley, Esq.

August 7, 2012

Since the Company’s exposure to the financial condition of Citi is generally limited to the amount of cash posted as collateral for the investments held in the TRS, which amounts are currently insured through the TAG Program, we do not believe that Citi’s financial condition or financial statements are material to investors in the Company and should not be required to be included as part of the Registration Statement.

•	Citibank, N.A. should not be considered to be a co-issuer in the Company’s offering, pursuant to Rule 140 of the Securities Act of 1933, which would require that Citibank be named on the registration statement cover page and sign the registration statement.

Response: Rule 140 of the Securities Act of 1933, as amended (the “Securities Act”) interprets the term “distribution” (as used in Section 2(a)(11) of the Securities Act, which defines the term “underwriter”) to include circumstances where an issuer is engaged in the offer and sale of the securities of a co-issuer if “the chief part” of the issuer’s business involves the purchase of the securities of the co-issuer using the proceeds from the sale of the issuer’s securities.

Rule 140 was adopted to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities. The SEC had concerns that a co-issuer could avoid liability associated with publicly registering an offering of securities through the use of the issuer’s registered sale of its own securities. Therefore, we believe that the underlying rationale for Rule 140 is that a recipient of a “chief part” of the proceeds from a registered public offering of another issuer should be subject to Section 11 liability by being named as a co-issuer on the registration statement.

We believe that the principal issues involved in determining whether Rule 140 is applicable are (1) whether a security is involved in the transaction between the issuer and purported co-issuer and (2) whether the purchase of securities by the issuer constitutes the chief part of its business.

We do not believe that these principles can be applied to the Company’s arrangement with Citi. First, while the Company is involved in a continuous offering of securities registered by a registration statement, the Company is not purchasing securities of Citi with proceeds from its public offering. As described above, the Company’s obligations under the TRS are limited to posting cash collateral for a portion of each TRS loan. Such payments are not used to purchase securities of Citi; rather, they are provided as collateral for payments that may be due by the Company pursuant to the TRS.

John Ganley, Esq.

August 7, 2012

In addition, a chief part of the Company’s business is not purchasing securities of Citi. Rather, the Company generally uses its proceeds to purchase securities of its portfolio companies. As noted above, the Company’s obligations under the TRS are generally limited to approximately 25% of the market value of a loan at the time that such loan is purchased or, in the aggregate, 17.5% of the Company’s portfolio at fair value as of June 30, 2012. Even if the Staff took the position that the amounts that the Company post as collateral for the TRS loans are investments in securities of Citi (which we do not believe is accurate), these amounts are not a “chief part” of the Company’s offering. As a result, we do not believe that Rule 140 under the Securities Act has any application with respect to the TRS. Therefore, we do not believe that Citi is a co-issuer of the offering and is not required to sign the registration statement.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	James A. Tanaka, Esq.
Owen J. Pinkerton, Esq.